AIM INVESTMENTS

11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

40-33
Branch 18
811-7758

April 1, 2004

RECEIVED BY THE BRANCH OF DOCUMENT CONTROL
SEP 7 2004

04042213

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. and AMVESCAP PLC

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc. (an investment adviser) and AMVESCAP PLC two copies of one pleading in *Henry Kramer, derivatively on behalf of INVESCO Energy Fund, INVESCO Stock Funds, Inc. and INVESCO Mutual Funds, v. AMVESCAP, PLC, et al.*, received on or about March 15, 2004.

Please indicate your receipt of this document by stamping the enclosed copy of this letter and returning it to us in the envelope provided.

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
SEP 10 2004
THOMSON FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Kramer v INVESCO\Corr\L-040104SEC.doc
040104 (1) vxv

FILED
U.S. DISTRICT COURT
DISTRICT OF COLORADO

2004 MAR -4 PM 4:39

GREGORY C. LANGHAM
CLERK

BY ____________ DEP. CLK

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No.: 04-MK-0397 (PAC)

HENRY KRAMER, derivatively on behalf of
INVESCO ENERGY FUND,
INVESCO STOCK FUNDS, INC., and
INVESCO MUTUAL FUNDS,

Plaintiff,

v.

AMVESCAP, PLC,
INVESCO FUNDS GROUP, INC.,
CANARY CAPITAL PARTNERS, LLC,
CANARY INVESTMENT MANAGEMENT, LLC, and
CANARY CAPITAL PARTNERS, LTD.,

Defendants,

and

INVESCO ENERGY FUND,
INVESCO STOCK FUNDS, INC., and
INVESCO MUTUAL FUNDS,

Nominal Defendants.

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT
AND JURY TRIAL DEMANDED

The plaintiff, Henry Kramer, derivatively on behalf of the Invesco Energy Fund, Invesco Stock Funds, Inc., and the Invesco Mutual Funds ("Invesco Funds"), hereby complain against the defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43, and pursuant to 28 U.S.C. § 1331, as the action arises under the laws of the United States.

2. This Court also has supplemental jurisdiction pursuant to 28 U.S.C. § 1367(a) over the state law claim asserted herein, as it is part of the same case or controversy as the Investment Company Act claim.

3. Venue is proper in this judicial district because some or all of the defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district. In addition, the defendants maintain headquarters in this judicial district.

4. In connection with the acts and practices alleged herein, defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

5. Plaintiff Henry Kramer holds shares of the Invesco Energy Fund.

6. Defendant Amvescap, PLC ("Amvescap") is a United Kingdom corporation with its headquarters in London, England. Amvescap is the parent company of defendant Invesco, Inc. ("Invesco"), and nominal defendant Invesco Funds.

7. Defendant Invesco Funds Group, Inc. ("Invesco") is the investment advisor of the Invesco Funds. Its headquarters are at 4350 South Monaco Street, Denver, Colorado 80217. Invesco is a wholly-owned subsidiary of AIM Investments Services, Inc. ("AIM") which is an indirect subsidiary of Amvescap, a publicly-traded holding company. Amvescap operates AIM, Invesco, and

Atlantic Trust brands, with approximately $332.6 billion in assets under management as of December 31, 2002. Amvescap's corporate headquarters are located at 30 Finsbury Square, London, EC2A 1AG, England with a domestic office located at 11 Greenway Plaza, Houston, Texas 77046.

8. Defendant Canary Capital Partners, LLC ("CCP"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CCP was a hedge fund engaged in the business of late trading and timing mutual funds.

9. Defendant Canary Capital Partners, Ltd. ("CCP Ltd."), is a Bermuda limited liability company. At all relevant times, CCP Ltd. was also a hedge fund engaged in the business of timing mutual funds.

10. Defendant Canary Investment Management, LLC ("CIM"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CIM managed the assets of CCP and CCP Ltd. in exchange for a fee equal to 1.5 percent of the assets of Canary plus 25 percent of the profits above a certain threshold. As of July 2003, Canary Asset Management had received approximately $40 million in Canary management and incentive fees. The size of these fees reflects the phenomenal success Canary enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund.

11. CCP, CCP Ltd., and CIM are collectively referred to herein as "Canary." Canary employed a number of professionals and traders, and used sophisticated computer models and equipment in order to identify and then exploit late trading and timing opportunities. Because so much of it business occurred after the close of U.S. markets, Canary employees regularly worked into the evening.

12. Nominal defendant Invesco Funds, with headquarters at 4350 South Monaco St., Denver, Colorado, 80237, consists of 10 registered investment companies. The Board/Trustees of the Invesco Funds consists of the same twelve individuals.

PRELIMINARY STATEMENT

13. This derivative action is brought under Section 36 of the Investment Company Act of 1940, 156 U.S.C. § 80a-35(b), as well as common law claims for breach of fiduciary duty, to recover damages for injuries to the Invesco Funds, and indirectly to their shareholders, caused by the defendants' unlawful trading activities in the funds.

14. Like all other mutual funds, Invesco Funds' shares are valued once a day at 4:00 p.m. Eastern Time, following the close of the financial markets in New York, The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of the mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice known as "forward pricing," has been required by law since 1968.

15. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares **after** 4:00 p.m. at the day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular

company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the effected company's stock will rise, causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

16. The effect of late trading is to reduce the amount of revenue paid to the mutual fund for the late trader's shares. Because his purchases were placed after 4:00 p.m. on the first day, the late trader should have been charged the second day's higher price for the shares. Instead, he paid the lower amount to the mutual fund and kept the difference as his individual profit. The late trader's profit is revenue withheld from the mutual fund.

17. Another manipulative practice used to exploit forward pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares designed to exploit the effect of forward pricing. One timing scheme is "time zone arbitrage," which seeks to take advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect them and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at

the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

18. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale and thus open it to being timed.

19. The device of "timing" is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual funds are designed for buy-and-hold investors and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of forward pricing.

20. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

FACTUAL BACKGROUND

21. Beginning before 2000, defendant Canary began to time certain small cap technology funds (subject to "liquidity arbitrage") on days when the market was up, and sold its shares as soon as the market began to decline. Canary was able to time these funds over and over again – systematically transferring wealth out of the funds – because of an illicit agreement with a senior

executive of the fund family who allowed unlimited timing privileges in exchange for assets that Canary parked in a private equity fund investment.

22. Canary continued to devote considerable energy to finding other such negotiated timing opportunities in 2000, 2001, 2002 and 2003. Indeed, beginning in late 2000, Canary engaged a consultant who was devoted exclusively to looking for timing capacity. By July of 2003, Canary had negotiated (sometimes directly, and sometimes through intermediaries) timing agreements with approximately thirty mutual fund families, many of which involved "sticky assets" – i.e., money parked in another investment vehicle – of one kind or another.[1]

23. In 2000, Canary also began to expand its timing capacity through an approach called "timing under the radar." This refers to placing trades in mutual fund shares in such a way that the timing activity is difficult for the mutual fund family whose funds are targets to detect. Timers who pursue this strategy trade through brokers or other intermediaries who process large numbers of mutual fund trades every day through omnibus accounts where trades are submitted to mutual fund companies en masse. This way, timers hope their activity will be lost amid the other trades in the omnibus account.

24. While Canary targeted a number of funds for timing under the radar, that scheme was never lasting or dependable. Such timing trades were subject to discovery and the timer being shut down if the mutual fund company noticed the unusual activity. It was much better business for

[1] As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

Canary to negotiate for timing capacity directly with the fund managers, even if it had to tie up some of its capital in "sticky assets" to do so.

25. Canary achieved spectacular – albeit unlawful – success by timing and late trading in mutual funds.

26. In 1998, Canary achieved profits of 18 percent profit, and in 1999 its profits soared to 110 percent.

27. In the year 2000, Canary achieved a net return of 49.5 percent while the S&P 500 declined by 9 percent and the NASDAQ declined by 39 percent. By early 2001, Canary had $184 million in assets.

28. In 2001, Canary earned a net return of 28.5 percent, while the S&P 500 and the NASDAQ declined by 13 percent and 21 percent, respectively. By the end of 2001, Canary's assets had swelled to nearly $400 million.

29. In 2002, Canary earned 15% (net of fees) in 2002, while the S&P 500 and the NASDAQ declined by 23% and 31%, respectively. Canary's assets soared to $730 million.

30. After achieving disappointing profits of just 1.5 percent in the first five months of 2003, as U.S. equity markets were rising, Canary returned all funds contributed by outside investors. A letter accompanying the checks to investors stated: "We hope that you considered the ride to be a good one."

31. Typically, a single management company sets up a number of mutual funds to form a family. For example, Invesco is the manager for the Invesco Funds. While each mutual fund is a separate company, as a practical matter the management company runs it. The portfolio manages who make the investment decisions for the funds and the executives to whom they report are usually

employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each mutual fund and its investors.

32. At all relevant times, Invesco managed the Invesco Funds and controlled and was responsible for the day-to-day operation of the Invesco Funds.

33. Management companies make their profit from fees they charge the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. Timers frequently offer managers more assets in exchange for the right to time. Fund managers, such as Invesco have succumbed to temptation and allowed innocent investors in targeted funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees and other illicit payments or benefits.

34. Fund managers typically have the power simply to reject timed purchasers. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Generally, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value." It eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

35. Canary found many mutual fund managers willing to allow it to time its trades in exchange for large investments in the funds. In the period from 2000 to 2003, Canary entered into agreements with dozens of mutual fund families, including defendant Invesco, allowing it to time

many different mutual funds. Typically, Canary would agree with the fund manager on which funds would be timed – often international and equity funds offering time zone or liquidity arbitrage – and then move the timing money quickly between those funds and a resting place in a money market or similar fund in the same fund family. By keeping the money – often many million dollars – in the family, Canary assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

36. Invesco, too, succumbed to Canary's temptation and granted it permission to time the Invesco Funds as reported in an article on the Web site thestreet.com on November 25, 2003. In exchange, Canary agreed to park money (i.e., sticky assets) in other areas for cash management and hedge fund purposes.

37. Throughout the period of Canary's timing, Invesco regularly provided Canary with detailed breakdowns of the portfolios of the target funds. This enhanced Canary's timing ability by providing them additional information as to when it was most advantageous to exit a short term mutual fund position. Furthermore, the reports allowed Canary to sell short the stocks that the portfolios contained and allowed Canary to front-run the mutual funds' own selling of stock it had investments in and was actively disposing of or hedge its short term Invesco Funds positions.

38. The Invesco Funds prospectuses did not disclose the approved market timing activity in the Invesco Funds. Nor do the Invesco prospectuses to investors provide any warnings that their

funds could be used for timing, but instead created the misleading impression that Invesco and the Invesco Funds actively policed market timers by identifying and barring timers from its funds.

39. Timing is an insidious problem because the harmful effect on individual fund shareholders may be small once the costs are spread out over all the investors in a fund, but their aggregate impact is not. One recent study estimates that U.S. mutual funds lose $4 billion each year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002).[2]

40. As an example of the disruption that can be caused by market timing, the Invesco Technology Fund had a redemption rate of 518%, in 2002, meaning that redemptions for the year 2002 were five times greater than the **total net assets** of the fund at the end of 2002.

41. Canary and Invesco realized tens of millions of dollars in profits as a result of these timing arrangements. In many cases Canary's profits also reflect late trading, as Canary would frequently negotiate a timing agreement with a mutual fund management company, and then proceed to late trade the target funds through intermediaries.

DEMAND EXCUSED ALLEGATIONS

42. The plaintiff has not made demand upon the trustees of the Invesco Funds to bring an action against Canary, Invesco and any other culpable parties to remedy such wrongdoing.

43. Demand upon the trustees is excused because no such demand is required for the plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to Invesco.

[2] See http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf.

44. Demand upon the trustees is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

45. Demand upon the trustees is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of Invesco and its directors and officers, who manage and control the day-to-day affairs of the Invesco Funds.

46. Demand upon the trustees is also excused because the trustees are all hand-picked by Invesco management, and thus owe their positions as well as their loyalties solely to Invesco management and lack sufficient independence to exercise business judgment. Because the trustees oversee 46 portfolios of separate funds, the trustees derive substantial revenue and other benefits for their services.

47. Finally, demand upon the trustees is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation by the Attorney General of the State of New York for some time.[3] On November 24, 2003 Invesco admitted publicly that it had permitted timed trading in the Invesco Funds and that it was the subject of an investigation by the Securities and Exchange Commission and the New York Attorney General's Office. Consequently, Invesco already has been informed of the wrongdoing alleged herein and has failed and refused to take appropriate action to recover damages for the Invesco Funds. No shareholder demand could or would prompt the directors to take action if the New York Attorney General's investigation did not.

[3] That investigation resulted in the filing of a Complaint by the New York Attorney General against Canary on September 3, 2003, and a $40 million partial settlement with Canary.

COUNT I

VIOLATION OF SECTION 36 OF THE INVESTMENT COMPANY ACT

48. Plaintiff incorporates by reference all of the paragraphs above as if set forth herein at length.

49. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

50. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

51. Under the Investment Company Act, Invesco owed to the Invesco Funds and their shareholders the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the Invesco Funds and their shareholders, and owed the duty of full and candid disclosure of all material facts thereto.

52. As alleged above, Invesco breached its fiduciary duty with respect to the receipt of compensation or other payments from the Invesco Funds or their shareholders.

53. By agreeing and/or conspiring with Canary to permit and/or encourage Canary to time the Invesco Funds, Invesco placed its own self-interest in maximizing its compensation and other payments over the interest of the Invesco Funds and its shareholders.

54. By virtue of the foregoing, the defendants have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b)

55. As a direct and proximate result of Invesco's wrongful conduct, the assets and value (including the NAV) of the Invesco Funds have been reduced and diminished and the corporate assets of the Invesco Funds have been wasted.

COUNT II

COMMON LAW BREACH OF FIDUCIARY DUTY

56. Plaintiff incorporates by reference all of the paragraph above as if set forth herein at length.

57. Invesco owed to the Invesco Funds and their shareholders the duty to exercise due care and diligence in the management and administration of the affairs of the fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, Invesco owed a duty to the Invesco Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

58. To discharge those duties, Invesco was required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Invesco Funds.

59. As alleged above, Invesco breached its fiduciary duty by receiving excessive compensation or payments in connection with Canary's timing scheme.

60. As alleged above, Invesco also breached his or its fiduciary duty to preserve and not to waste the assets of the Invesco Funds by permitting or incurring excess charges and expenses to the funds in connection with Canary's timing scheme.

61. Defendant Canary, with full knowledge of the Invesco's fiduciary duty to the Invesco Funds and their shareholders, and with full knowledge of the negative impact of their wrongdoing upon the assets of the Invesco Funds, conspired with and induced Invesco to participate in the timing scheme alleged herein and to beach their fiduciary duties to the Invesco Funds and their shareholders by doing so.

62. By agreeing and/or conspiring with Canary to permit and/or encourage Canary to engage in timing, Invesco placed its own self-interest in maximizing its fees, compensation, and other payments over the interest of the Invesco Funds and its shareholders.

63. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the Invesco Funds has been reduced and diminished and the corporate assets of the Invesco Funds have been wasted.

WHEREFORE, plaintiff demands judgment against the defendants jointly, severally, or individually, as follows:

A. awarding damages to the Invesco Funds against all defendants for all damages sustained as a result of defendants' wrongdoing, in amounts to be proven at trial together with interest thereon;

B. awarding plaintiffs their reasonable costs and expenses incurred in bring this action, including attorneys' and experts fees; and

C. such other and further relief as this Court may seem just and proper.

JURY TRIAL DEMAND

Plaintiff hereby demands a trial by jury on all Counts so triable.

Dated: March 4, 2004

DYER & SHUMAN, LLP

Kip B. Shuman
Trig R. Smith
801 E. 17th Avenue
Denver, CO 80218
Telephone: (303) 861-3003
Facsimile: (303) 830-6920

Local Counsel for Plaintiff

FARUQI & FARUQI, LLP
Nadeem Faruqi
Shane Rowley
Antonio Vozzolo
David Leventhal
320 East 39th Street
New York, New York 10016
Telephone: (212) 983-9330
Facsimile: (212) 983-9331

ROBBINS UMEDA & FINK, LLP
Brian I. Robbins
Jeffrey P. Fink
1010 Second Avenue, Suite 2360
San Diego, CA 92101
Telephone: (619) 525-3990

Counsel for Plaintiff

Plaintiff's Address:
Henry Kramer
100 Lockwood Avenue
New Rochelle, NY 10801 (Westchester County)

VERIFICATION

Henry Kramer states that he is the named plaintiff in this action; that he caused the foregoing Complaint to be prepared on his behalf and derivatively; that he has read the foregoing Verified Shareholder Derivative Complaint and knows the contents thereof and believes that the statements contained therein are true based upon, among other things, the investigation of his counsel.

Henry Kramer

03/04/04
Date

FILED
U.S. DISTRICT COURT
DISTRICT OF COLORADO

2004 MAR -4 PM 4:39

GREGORY C. LANGHAM
CLERK

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No.: 04-MK-0397 (PAC) BY__________DEP. CLK

HENRY KRAMER, derivatively on behalf of
INVESCO ENERGY FUND,
INVESCO STOCK FUNDS, INC., and
INVESCO MUTUAL FUNDS,

Plaintiff,

v.

AMVESCAP, PLC,
INVESCO FUNDS GROUP, INC.,
CANARY CAPITAL PARTNERS, LLC,
CANARY INVESTMENT MANAGEMENT, LLC, and
CANARY CAPITAL PARTNERS, LTD.,

Defendants,

and

INVESCO ENERGY FUND,
INVESCO STOCK FUNDS, INC., and
INVESCO MUTUAL FUNDS,

Nominal Defendants.

**VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT
AND JURY TRIAL DEMANDED**

The plaintiff, Henry Kramer, derivatively on behalf of the Invesco Energy Fund, Invesco Stock Funds, Inc., and the Invesco Mutual Funds ("Invesco Funds"), hereby complain against the defendants as follows:

(1)

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43, and pursuant to 28 U.S.C. § 1331, as the action arises under the laws of the United States.

2. This Court also has supplemental jurisdiction pursuant to 28 U.S.C. § 1367(a) over the state law claim asserted herein, as it is part of the same case or controversy as the Investment Company Act claim.

3. Venue is proper in this judicial district because some or all of the defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district. In addition, the defendants maintain headquarters in this judicial district.

4. In connection with the acts and practices alleged herein, defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

5. Plaintiff Henry Kramer holds shares of the Invesco Energy Fund.

6. Defendant Amvescap, PLC ("Amvescap") is a United Kingdom corporation with its headquarters in London, England. Amvescap is the parent company of defendant Invesco, Inc. ("Invesco"), and nominal defendant Invesco Funds.

7. Defendant Invesco Funds Group, Inc. ("Invesco") is the investment advisor of the Invesco Funds. Its headquarters are at 4350 South Monaco Street, Denver, Colorado 80217. Invesco is a wholly-owned subsidiary of AIM Investments Services, Inc. ("AIM") which is an indirect subsidiary of Amvescap, a publicly-traded holding company. Amvescap operates AIM, Invesco, and

Atlantic Trust brands, with approximately $332.6 billion in assets under management as of December 31, 2002. Amvescap's corporate headquarters are located at 30 Finsbury Square, London, EC2A 1AG, England with a domestic office located at 11 Greenway Plaza, Houston, Texas 77046.

8. Defendant Canary Capital Partners, LLC ("CCP"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CCP was a hedge fund engaged in the business of late trading and timing mutual funds.

9. Defendant Canary Capital Partners, Ltd. ("CCP Ltd."), is a Bermuda limited liability company. At all relevant times, CCP Ltd. was also a hedge fund engaged in the business of timing mutual funds.

10. Defendant Canary Investment Management, LLC ("CIM"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CIM managed the assets of CCP and CCP Ltd. in exchange for a fee equal to 1.5 percent of the assets of Canary plus 25 percent of the profits above a certain threshold. As of July 2003, Canary Asset Management had received approximately $40 million in Canary management and incentive fees. The size of these fees reflects the phenomenal success Canary enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund.

11. CCP, CCP Ltd., and CIM are collectively referred to herein as "Canary." Canary employed a number of professionals and traders, and used sophisticated computer models and equipment in order to identify and then exploit late trading and timing opportunities. Because so much of it business occurred after the close of U.S. markets, Canary employees regularly worked into the evening.

12. Nominal defendant Invesco Funds, with headquarters at 4350 South Monaco St., Denver, Colorado, 80237, consists of 10 registered investment companies. The Board/Trustees of the Invesco Funds consists of the same twelve individuals.

PRELIMINARY STATEMENT

13. This derivative action is brought under Section 36 of the Investment Company Act of 1940, 156 U.S.C. § 80a-35(b), as well as common law claims for breach of fiduciary duty, to recover damages for injuries to the Invesco Funds, and indirectly to their shareholders, caused by the defendants' unlawful trading activities in the funds.

14. Like all other mutual funds, Invesco Funds' shares are valued once a day at 4:00 p.m. Eastern Time, following the close of the financial markets in New York, The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of the mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice known as "forward pricing," has been required by law since 1968.

15. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares **after** 4:00 p.m. at the day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular

company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the effected company's stock will rise, causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

16. The effect of late trading is to reduce the amount of revenue paid to the mutual fund for the late trader's shares. Because his purchases were placed after 4:00 p.m. on the first day, the late trader should have been charged the second day's higher price for the shares. Instead, he paid the lower amount to the mutual fund and kept the difference as his individual profit. The late trader's profit is revenue withheld from the mutual fund.

17. Another manipulative practice used to exploit forward pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares designed to exploit the effect of forward pricing. One timing scheme is "time zone arbitrage," which seeks to take advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect them and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at

the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

18. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale and thus open it to being timed.

19. The device of "timing" is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual funds are designed for buy-and-hold investors and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of forward pricing.

20. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

FACTUAL BACKGROUND

21. Beginning before 2000, defendant Canary began to time certain small cap technology funds (subject to "liquidity arbitrage") on days when the market was up, and sold its shares as soon as the market began to decline. Canary was able to time these funds over and over again – systematically transferring wealth out of the funds – because of an illicit agreement with a senior

executive of the fund family who allowed unlimited timing privileges in exchange for assets that Canary parked in a private equity fund investment.

22. Canary continued to devote considerable energy to finding other such negotiated timing opportunities in 2000, 2001, 2002 and 2003. Indeed, beginning in late 2000, Canary engaged a consultant who was devoted exclusively to looking for timing capacity. By July of 2003, Canary had negotiated (sometimes directly, and sometimes through intermediaries) timing agreements with approximately thirty mutual fund families, many of which involved "sticky assets" – i.e., money parked in another investment vehicle – of one kind or another.[1]

23. In 2000, Canary also began to expand its timing capacity through an approach called "timing under the radar." This refers to placing trades in mutual fund shares in such a way that the timing activity is difficult for the mutual fund family whose funds are targets to detect. Timers who pursue this strategy trade through brokers or other intermediaries who process large numbers of mutual fund trades every day through omnibus accounts where trades are submitted to mutual fund companies en masse. This way, timers hope their activity will be lost amid the other trades in the omnibus account.

24. While Canary targeted a number of funds for timing under the radar, that scheme was never lasting or dependable. Such timing trades were subject to discovery and the timer being shut down if the mutual fund company noticed the unusual activity. It was much better business for

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[1] As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

Canary to negotiate for timing capacity directly with the fund managers, even if it had to tie up some of its capital in "sticky assets" to do so.

25. Canary achieved spectacular – albeit unlawful – success by timing and late trading in mutual funds.

26. In 1998, Canary achieved profits of 18 percent profit, and in 1999 its profits soared to 110 percent.

27. In the year 2000, Canary achieved a net return of 49.5 percent while the S&P 500 declined by 9 percent and the NASDAQ declined by 39 percent. By early 2001, Canary had $184 million in assets.

28. In 2001, Canary earned a net return of 28.5 percent, while the S&P 500 and the NASDAQ declined by 13 percent and 21 percent, respectively. By the end of 2001, Canary's assets had swelled to nearly $400 million.

29. In 2002, Canary earned 15% (net of fees) in 2002, while the S&P 500 and the NASDAQ declined by 23% and 31%, respectively. Canary's assets soared to $730 million.

30. After achieving disappointing profits of just 1.5 percent in the first five months of 2003, as U.S. equity markets were rising, Canary returned all funds contributed by outside investors. A letter accompanying the checks to investors stated: "We hope that you considered the ride to be a good one."

31. Typically, a single management company sets up a number of mutual funds to form a family. For example, Invesco is the manager for the Invesco Funds. While each mutual fund is a separate company, as a practical matter the management company runs it. The portfolio manages who make the investment decisions for the funds and the executives to whom they report are usually

employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each mutual fund and its investors.

32. At all relevant times, Invesco managed the Invesco Funds and controlled and was responsible for the day-to-day operation of the Invesco Funds.

33. Management companies make their profit from fees they charge the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. Timers frequently offer managers more assets in exchange for the right to time. Fund managers, such as Invesco have succumbed to temptation and allowed innocent investors in targeted funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees and other illicit payments or benefits.

34. Fund managers typically have the power simply to reject timed purchasers. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Generally, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value." It eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

35. Canary found many mutual fund managers willing to allow it to time its trades in exchange for large investments in the funds. In the period from 2000 to 2003, Canary entered into agreements with dozens of mutual fund families, including defendant Invesco, allowing it to time

many different mutual funds. Typically, Canary would agree with the fund manager on which funds would be timed – often international and equity funds offering time zone or liquidity arbitrage – and then move the timing money quickly between those funds and a resting place in a money market or similar fund in the same fund family. By keeping the money – often many million dollars – in the family, Canary assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

36. Invesco, too, succumbed to Canary's temptation and granted it permission to time the Invesco Funds as reported in an article on the Web site thestreet.com on November 25, 2003. In exchange, Canary agreed to park money (i.e., sticky assets) in other areas for cash management and hedge fund purposes.

37. Throughout the period of Canary's timing, Invesco regularly provided Canary with detailed breakdowns of the portfolios of the target funds. This enhanced Canary's timing ability by providing them additional information as to when it was most advantageous to exit a short term mutual fund position. Furthermore, the reports allowed Canary to sell short the stocks that the portfolios contained and allowed Canary to front-run the mutual funds' own selling of stock it had investments in and was actively disposing of or hedge its short term Invesco Funds positions.

38. The Invesco Funds prospectuses did not disclose the approved market timing activity in the Invesco Funds. Nor do the Invesco prospectuses to investors provide any warnings that their

funds could be used for timing, but instead created the misleading impression that Invesco and the Invesco Funds actively policed market timers by identifying and barring timers from its funds.

39. Timing is an insidious problem because the harmful effect on individual fund shareholders may be small once the costs are spread out over all the investors in a fund, but their aggregate impact is not. One recent study estimates that U.S. mutual funds lose $4 billion each year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002).[2]

40. As an example of the disruption that can be caused by market timing, the Invesco Technology Fund had a redemption rate of 518%, in 2002, meaning that redemptions for the year 2002 were five times greater than the **total net assets** of the fund at the end of 2002.

41. Canary and Invesco realized tens of millions of dollars in profits as a result of these timing arrangements. In many cases Canary's profits also reflect late trading, as Canary would frequently negotiate a timing agreement with a mutual fund management company, and then proceed to late trade the target funds through intermediaries.

DEMAND EXCUSED ALLEGATIONS

42. The plaintiff has not made demand upon the trustees of the Invesco Funds to bring an action against Canary, Invesco and any other culpable parties to remedy such wrongdoing.

43. Demand upon the trustees is excused because no such demand is required for the plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to Invesco.

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[2] See http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf.

44. Demand upon the trustees is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

45. Demand upon the trustees is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of Invesco and its directors and officers, who manage and control the day-to-day affairs of the Invesco Funds.

46. Demand upon the trustees is also excused because the trustees are all hand-picked by Invesco management, and thus owe their positions as well as their loyalties solely to Invesco management and lack sufficient independence to exercise business judgment. Because the trustees oversee 46 portfolios of separate funds, the trustees derive substantial revenue and other benefits for their services.

47. Finally, demand upon the trustees is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation by the Attorney General of the State of New York for some time.[3] On November 24, 2003 Invesco admitted publicly that it had permitted timed trading in the Invesco Funds and that it was the subject of an investigation by the Securities and Exchange Commission and the New York Attorney General's Office. Consequently, Invesco already has been informed of the wrongdoing alleged herein and has failed and refused to take appropriate action to recover damages for the Invesco Funds. No shareholder demand could or would prompt the directors to take action if the New York Attorney General's investigation did not.

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[3] That investigation resulted in the filing of a Complaint by the New York Attorney General against Canary on September 3, 2003, and a $40 million partial settlement with Canary.

COUNT I

VIOLATION OF SECTION 36 OF THE INVESTMENT COMPANY ACT

48. Plaintiff incorporates by reference all of the paragraphs above as if set forth herein at length.

49. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

50. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

51. Under the Investment Company Act, Invesco owed to the Invesco Funds and their shareholders the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the Invesco Funds and their shareholders, and owed the duty of full and candid disclosure of all material facts thereto.

52. As alleged above, Invesco breached its fiduciary duty with respect to the receipt of compensation or other payments from the Invesco Funds or their shareholders.

53. By agreeing and/or conspiring with Canary to permit and/or encourage Canary to time the Invesco Funds, Invesco placed its own self-interest in maximizing its compensation and other payments over the interest of the Invesco Funds and its shareholders.

54. By virtue of the foregoing, the defendants have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b)

55. As a direct and proximate result of Invesco's wrongful conduct, the assets and value (including the NAV) of the Invesco Funds have been reduced and diminished and the corporate assets of the Invesco Funds have been wasted.

COUNT II

COMMON LAW BREACH OF FIDUCIARY DUTY

56. Plaintiff incorporates by reference all of the paragraph above as if set forth herein at length.

57. Invesco owed to the Invesco Funds and their shareholders the duty to exercise due care and diligence in the management and administration of the affairs of the fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, Invesco owed a duty to the Invesco Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

58. To discharge those duties, Invesco was required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Invesco Funds.

59. As alleged above, Invesco breached its fiduciary duty by receiving excessive compensation or payments in connection with Canary's timing scheme.

60. As alleged above, Invesco also breached his or its fiduciary duty to preserve and not to waste the assets of the Invesco Funds by permitting or incurring excess charges and expenses to the funds in connection with Canary's timing scheme.

61. Defendant Canary, with full knowledge of the Invesco's fiduciary duty to the Invesco Funds and their shareholders, and with full knowledge of the negative impact of their wrongdoing upon the assets of the Invesco Funds, conspired with and induced Invesco to participate in the timing scheme alleged herein and to beach their fiduciary duties to the Invesco Funds and their shareholders by doing so.

62. By agreeing and/or conspiring with Canary to permit and/or encourage Canary to engage in timing, Invesco placed its own self-interest in maximizing its fees, compensation, and other payments over the interest of the Invesco Funds and its shareholders.

63. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the Invesco Funds has been reduced and diminished and the corporate assets of the Invesco Funds have been wasted.

WHEREFORE, plaintiff demands judgment against the defendants jointly, severally, or individually, as follows:

A. awarding damages to the Invesco Funds against all defendants for all damages sustained as a result of defendants' wrongdoing, in amounts to be proven at trial together with interest thereon;

B. awarding plaintiffs their reasonable costs and expenses incurred in bring this action, including attorneys' and experts fees; and

C. such other and further relief as this Court may seem just and proper.

JURY TRIAL DEMAND

Plaintiff hereby demands a trial by jury on all Counts so triable.

Dated: March 4, 2004

DYER & SHUMAN, LLP

Kip B. Shuman
Trig R. Smith
801 E. 17th Avenue
Denver, CO 80218
Telephone: (303) 861-3003
Facsimile: (303) 830-6920

Local Counsel for Plaintiff

FARUQI & FARUQI, LLP
Nadeem Faruqi
Shane Rowley
Antonio Vozzolo
David Leventhal
320 East 39th Street
New York, New York 10016
Telephone: (212) 983-9330
Facsimile: (212) 983-9331

ROBBINS UMEDA & FINK, LLP
Brian I. Robbins
Jeffrey P. Fink
1010 Second Avenue, Suite 2360
San Diego, CA 92101
Telephone: (619) 525-3990

Counsel for Plaintiff

Plaintiff's Address:
Henry Kramer
100 Lockwood Avenue
New Rochelle, NY 10801 (Westchester County)

VERIFICATION

Henry Kramer states that he is the named plaintiff in this action; that he caused the foregoing Complaint to be prepared on his behalf and derivatively; that he has read the foregoing Verified Shareholder Derivative Complaint and knows the contents thereof and believes that the statements contained therein are true based upon, among other things, the investigation of his counsel.

Henry Kramer

03/04/04
Date